UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                  SCHEDULE 13G
                                 (Rule 13d-102)

                Information to be Included in Statements Pursuant
                to Rules 13d-1(b) and (c) and Amendments Thereto
                           Filed Pursuant to 13d-2(b)
                              (Amendment No. Two)*


                         Stratford American Corporation
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                   86279E 10 2
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                                 (CUSIP Number)









*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 86279E 10 2                 13G                      Page 2 of 4 Pages
---------------------                                          -----------------
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1.             NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                        Gerald J. Colangelo
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2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [_]
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3.             SEC USE ONLY

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 4.            CITIZENSHIP OR PLACE OF ORGANIZATION
                        United States (Arizona)
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                                  5.            SOLE VOTING POWER
    NUMBER OF SHARES
      BENEFICIALLY                ----------------------------------------------
      OWNED BY EACH               6.            SHARED VOTING POWER
    REPORTING PERSON                                 6,079,519
          WITH                    ----------------------------------------------
                                  7.            SOLE DISPOSITIVE POWER

                                  ----------------------------------------------
                                  8.            SHARED DISPOSITIVE POWER
                                                     6,079,519
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9.              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         6,079,519
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10.             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*                                                      [_]
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11.             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                         6.9%
--------------------------------------------------------------------------------
12.             TYPE OF REPORTING PERSON*
                         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).        Name of Issuer

The name of the issuer is Stratford American Corporation.

Item 1(b).        Address of Issuer's Principal Executive Offices

The address of the issuer's principal executive offices is 2400 East Arizona Biltmore Circle, Building 2, Suite 1270, Phoenix, Arizona 85016.

Item 2(a).        Name of Person Filing

The name of the person filing this statement is Gerald J. Colangelo.

Item 2(b).        Address of Principal Business Office or, if None, Residence

The address of Mr. Colangelo's principal business office is 201 East Jefferson Street, Phoenix, Arizona 85004.

Item 2(c).        Citizenship

Mr. Colangelo is a citizen of the United States (Arizona).

Item 2(d).        Title of Class of Securities

This statement relates to Common Stock, $0.01 par value.

Item 2(e).        CUSIP Number

The issuer's CUSIP Number is 86279E 10 2.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4.           Ownership

(a) At December 31, 1997, Mr. Colangelo beneficially owned 6,079,519 shares of the issuer's Common Stock. Mr. Colangelo is a 25% member of a limited liability company, JDMD Investments, L.L.C. ("JDMD"), formerly known as JDMK Investments, L.L.C. This number represents 25% of the 24,318,077 shares held by JDMD.

(b) At December 31, 1997, Mr. Colangelo held 6.9% of the issuer's outstanding Common Stock.

(c) At December 31, 1997, Mr. Colangelo shared the power to vote or to direct the vote and to dispose or direct the disposition of the 6,079,519 shares beneficially owned by him.

Item 5.           Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person

JDMD is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 6,079,519 shares which were beneficially owned by Mr. Colangelo at December 31, 1997. The members of JDMD are Messrs. Colangelo, Mel L. Shultz, David H. Eaton and Dale M. Jensen.

Item 7. Identification and Classification of the Subsidiary Which acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.           Identification and Classification of Members of the Group

Not applicable.

Item 9.           Notice of Dissolution of Group

Not applicable.

Item 10.          Certification

Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             February 1, 1998
                                             -----------------------------------
                                             Date

                                                   /s/ Gerald J. Colangelo
                                             -----------------------------------
                                             Signature

                                             Gerald J. Colangelo
                                             -----------------------------------
                                             Name/Title
                                  Page 4 of 4